Exhibit 99.1

Kamada Announces $25 Million Private Placement with FIMI Opportunity Fund

Execution of Securities Purchase Agreement with FIMI Opportunity Fund, an Existing Strategic Investor, to Support Kamada’s Growth Plans and Execution of Strategic Business Opportunities

Rehovot, Israel – January 21, 2020 – Kamada Ltd. (NASDAQ & TASE: KMDA), a plasma-derived protein therapeutics company, announced today that it has entered into a securities purchase agreement with FIMI Opportunity Funds (FIMI), the leading private equity investor in Israel, to purchase $25 million of its ordinary shares in a private placement. No placement agent fees will be incurred by the Company in connection with the transaction.

Under the terms of the agreement, Kamada will issue an aggregate of 4,166,667 ordinary shares to FIMI at a price of $6.00 per share (which represents a discount of approximately eight percent to the closing price of the Company’s shares on NASDAQ on January 17, 2020, and a discount of approximately 5.5% to the last three months average closing price of the Company’s shares on NASDAQ). Upon the closing of the transaction, FIMI will beneficially own approximately 21% of Kamada’s outstanding ordinary shares.

Proceeds from the private placement are expected to be used to finance the Company’s growth plans and execution of strategic business opportunities.

The securities offered to FIMI have not been registered under the Securities Act of 1933, as amended. The Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of the ordinary shares held by FIMI per their request at any time after the lapse of six months following the closing of the private placement.

“We are grateful for the support provided and confidence demonstrated in our business by FIMI through this transaction,” said Amir London, Chief Executive Officer of Kamada. “We believe that FIMI, a reputable investor with proven abilities and significant financial resources, will support the continued execution of our business development strategy, which is focused on identifying new product opportunities for our manufacturing plant and seeking complementary products via licensing and acquisition. We are committed to creating significant long-term shareholder value and are confident that this strategic financing represents a key achievement towards accomplishing this objective.”

“We are pleased to enhance our commitment to Kamada through this important financing,” said Lilach Asher-Topilsky, a Senior Partner at FIMI. “Our significant investment in Kamada is indicative of our confidence in the Company’s long-term growth prospects, market position, corporate strategy, and competent management team. We believe that Kamada has a great opportunity to build value through its existing product portfolio and a focused business development strategy that could provide new growth opportunities.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful. Any offering of the ordinary shares under the resale registration statement will only be by means of a prospectus.

About Kamada

Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins. AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other counties through local distributors. Kamada’s second leading product is KAMRAB, a rabies immune globulin (Human) for Post-Exposure Prophylaxis against rabies infection. KAMRAB is FDA approved and is being marketed in the U.S. under the brand name KEDRAB and through a strategic partnership with Kedrion S.p.A. In addition to GLASSIA and KEDRAB, Kamada has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, its intravenous AAT is in development for other indications, such as GvHD, prevention of lung transplant rejection and type-1 diabetes. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding the successful completion of the private placement with FIMI contemplated in this release, FIMI’s potential contribution and support for Kamada’s ability to execute its business development strategy, Kamada’s ability to identify new product opportunities for its manufacturing plant, and Kamada’s ability to find complementary products via licensing and acquisition. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, availability of new product opportunities for Kamada’s manufacturing plant at terms and conditions acceptable to Kamada, availability of complementary products for Kamada to license or acquire at terms and conditions acceptable to Kamada, status of Kamada’s proposed Inhaled AAT phase 3 clinical study, unexpected results of other ongoing clinical studies, delays of clinical studies including the Phase 3 study as a result of inability to recruit patients, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions, corporate events associated with our partners and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com